August 16, 2019

Amanda Ravitz

Assistant Director

Office of Electronics and Machinery

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	Monogram Orthopaedics, Inc.
Amendment No. 3 to Offering Statement on Form 1-A
Filed August 1, 2019
File No. 024-10973

Dear Ms. Ravitz,

We acknowledge receipt of comments in your letter of August 15, 2019 regarding the Offering Statement of Monogram Orthopaedics, Inc. (the “Company”), which we have set out below, together with our responses.

Amendment No. 3 to Form 1-A filed August 1, 2019

The Offering, page 5

1.	We note your revision in response to prior comment 1; however, if you are required to issue the licensor additional shares for no additional consideration when you sell any amount of securities in the offering - even if you do not sell the maximum amount, please revise to clarify.

The Company has revised its disclosure on page 5 of the Offering Statement to clarify that the Company is required to issue shares to Mount Sinai even if it does not sell the maximum offering amount. The Company has also provided the amount of shares that the Company would be required to issue to Mount Sinai at the minimum offering amount to provide further clarity to investors in this offering.

Regulation, page 22

2.	We note your disclosure in the fourth paragraph regarding your expectation of FDA approval of your 510(k) notification within 4 years of closing this offering, and your disclosure on pages 24-25 regarding subsequent additional time until you expect to generate revenue. We also note your disclosure indicating that the offering might not terminate for one year. Please tell us whether these disclosures are current given the statement in exhibit 13.4 regarding your expected time frame for being in the market.

Benjamin Sexson

Monogram Orthopaedics, Inc.

August 16, 2019

The Company has revised its disclosure under “Plan of Operations and Milestones” in the Offering Statement in regard to its expected time frame for being in the market based on additional scenarios and assumptions. The Company acknowledges that the full context regarding scenarios and assumptions was not communicated during its webinar, for which the transcript was included as Exhibit 13.4. A such, the Company has provided an email statement providing such additional context to all attendees of the webinar. That email is now included as Exhibit 13.9.

Exhibits

3.	Please revise exhibit 13.6 to clarify who is speaking the words in the video related to the transcript included in the exhibit.

The Company has revised Exhibit 13.6 to clarify who is speaking the words in the video. Names have been added to the transcript to ensure the speaker is identified.

In addition to the above, the Company is filing (i) new solicitation emails, which are added to Exhibit 13.2; (ii) all materials in relation to a Webinar conducted subsequently to the last filing, which have been added to Exhibit 13.4; and (iii) presentation slides used by the Company at the “New York Startup Pitch Night” event at which the Company gave a presentation, which are added to Exhibit 13.8. Unfortunately, due to technical problems, the presentation of the “New York Startup Pitch Night” was not recorded, and therefore the Company cannot provide a transcript of the event. However, the Company subsequently recorded a presentation that is substantially the same as the presentation given at the “New York Startup Pitch Night” event, which was uploaded to the Company’s YouTube channel. As such, the Company is uploading a transcript of the presentation uploaded to YouTube to provide to the SEC substantially the same information that was provided to the attendees of the “New York Startup Pitch Night.” (Note: the same presentation slides were used at the “New York Startup Pitch Night” and in the YouTube video).

Thank you again for the opportunity to respond to your questions to the Offering Statement of Monogram Orthopaedics, Inc. If you have additional questions or comments, please contact me at andrew@crowdchecklaw.com.

Sincerely,
/s/ Andrew Stephenson

Andrew Stephenson
Partner
CrowdCheck Law LLP

cc: Benjamin Sexson

Chief Executive Officer

Monogram Orthopaedics, Inc.

53 Bridge Street, Unit 507

Brooklyn, New York, 11251